EXHIBIT 107

Calculation of Filing Fee Tables

FORM S-1

(Form Type)

GURU APP FACTORY CORP.

(Exact Name of Registrant as Specified in its Charter)

Table 1: CALCULATION OF REGISTRATION FEE

Securities to be Registered	Amount To Be Registered (1)	Offering Price Per Share	Aggregate Offering Price (2)	Registration Fee
Common Stock:	8,000,000	$0.02	$160,000	$17.63

(1) In the event of a stock split, stock dividend or similar transaction involving our common stock, the number of shares registered shall automatically be increased to cover the additional shares of common stock issuable pursuant to Rule 416 under the Securities Act of 1933, as amended.

(2) The registration fee for securities to be offered by the Registrant is based on an estimate of the proposed maximum aggregate offering price of the securities, and such estimate is solely for the purpose of calculating the registration fee pursuant to Rule 457(a).